SEMPRA ENERGY

Ex 99.2

Table F (Unaudited)

Income Statement Data by Business Unit

Nine Months Ended September 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,084	$ 3,168	$ 1,901	$ 1,064	$ 242	$ (11)	$ (120)	$ 8,328
Cost of Sales and Other Operating Expenses	1,453	2,626	1,383	840	227	29	7	6,565
Litigation Expense	8	2	54	2	-	1	2	69
Depreciation & Amortization	225	210	19	41	9	-	10	514
Operating Income (Loss)	398	330	445	181	6	(41)	(139)	1,180
Other Income (Expense), Net	10	(4)	-	6	(3)	-	52	61
Income (Loss) before Interest & Taxes [1]	408	326	445	187	3	(41)	(87)	1,241
Net Interest Expense (Income) [2]	71	32	16	(11)	1	2	38	149
Income Tax Expense (Benefit)	101	122	156	76	(2)	(16)	(96)	341
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	40	-	46	-	-	86
Discontinued Operations	-	-	-	-	-	-	(27)	(27)
Net Income (Loss)	$ 236	$ 172	$ 313	$ 122	$ 50	$ (27)	$ (56)	$ 810

Nine Months Ended September 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 2,089	$ 3,145	$ 2,178	$ 1,032	$ 227	$ (21)	$ (134)	$ 8,516
Cost of Sales and Other Operating Expenses	1,495	2,609	1,644	786	210	29	(6)	6,767
Litigation Expense (Adjustment)	3	(3)	8	30	3	-	2	43
Depreciation & Amortization	219	200	19	34	9	-	10	491
Operating Income (Loss)	372	339	507	182	5	(50)	(140)	1,215
Other Income (Expense), Net	15	(1)	-	354	3	-	4	375
Income (Loss) before Interest & Taxes [1]	387	338	507	536	8	(50)	(136)	1,590
Net Interest Expense (Income) [2]	79	31	48	(2)	(2)	3	50	207
Income Tax Expense (Benefit)	126	139	169	216	(8)	(18)	(163)	461
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	40	-	-	40
Discontinued Operations	-	-	-	-	-	-	319	319
Net Income (Loss)	$ 182	$ 168	$ 290	$ 322	$ 58	$ (35)	$ 296	$ 1,281

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.

SEMPRA ENERGY
Table F (Unaudited)

Income Statement Data by Business Unit

Three Months Ended September 30, 2007

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 716	$ 819	$ 679	$ 390	$ 81	$ -	$ (22)	$ 2,663
Cost of Sales and Other Operating Expenses	472	629	454	293	77	9	(3)	1,931
Litigation Expense	2	2	52	1	-	-	2	59
Depreciation & Amortization	75	71	6	16	3	-	3	174
Operating Income (Loss)	167	117	167	80	1	(9)	(24)	499
Other Income (Expense), Net	8	-	-	8	(1)	-	(10)	5
Income (Loss) before Interest & Taxes [1]	175	117	167	88	-	(9)	(34)	504
Net Interest Expense (Income) [2]	24	10	14	(2)	1	1	10	58
Income Tax Expense (Benefit)	28	44	66	32	1	(6)	(30)	135
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	19	-	-	19
Discontinued Operations	-	-	-	-	-	-	(25)	(25)
Net Income (Loss)	$ 123	$ 63	$ 87	$ 58	$ 17	$ (4)	$ (39)	$ 305

Three Months Ended September 30, 2006

(Dollars in millions)	SDG&E	SoCalGas	Commodities	Generation	Pipelines & Storage	LNG	Consolidating Adjustments, Parent & Other	Total
Operating Revenues	$ 703	$ 812	$ 784	$ 379	$ 79	$ (1)	$ (62)	$ 2,694
Cost of Sales and Other Operating Expenses	481	611	594	288	73	10	(4)	2,053
Litigation Expense	2	2	1	2	1	-	4	12
Depreciation & Amortization	72	67	6	12	3	-	3	163
Operating Income (Loss)	148	132	183	77	2	(11)	(65)	466
Other Income, Net	2	-	-	364	-	2	8	376
Income (Loss) before Interest & Taxes [1]	150	132	183	441	2	(9)	(57)	842
Net Interest Expense (Income) [2]	27	12	17	(6)	(2)	1	9	58
Income Tax Expense (Benefit)	53	59	61	182	1	3	(102)	257
Equity in Earnings of Certain Unconsolidated Subsidiaries	-	-	-	-	16	-	-	16
Discontinued Operations	-	-	-	-	-	-	110	110
Net Income (Loss)	$ 70	$ 61	$ 105	$ 265	$ 19	$ (13)	$ 146	$ 653

[1] Management believes "Income (Loss) before Interest & Taxes" (Operating Income plus Other Income, Net) is a useful measurement of our business units' performance because it can be used to evaluate the effectiveness of our operations exclusive of interest and income taxes, neither of which is directly relevant to the efficiency of those operations.

[2] Net Interest Expense (Income) includes Interest Income, Interest Expense and Preferred Dividends of Subsidiaries.